UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FORM 10-SB/A-1

     GENRERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(b) OR 12(g) of the Securities Exchange Act of 1934


                          CHARTWELL INTERNATIONAL, INC.
                         (Name of Small Business Issuer)

        Nevada                                          95-3979080
(State of incorporation)                    (I.R.S. Employer Identification No.)

                          1124 Smith Street, Suite 304
                              Charleston, W.V.25301
                              ---------------------
               (Address of principal executive offices) (Zip Code)

                                 (304) 345-8700
                                 --------------
                (Issuer's telephone number, including area code)

           Securities Registered Pursuant to Section 12(b) of the Act:

        Title of each class                Name of each exchange on which
         To be registered                  each class is to be registered

             None                                        None

           Securities Registered Pursuant to Section 12(g) of the Act:

                         Common Stock, $0.001 par value






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                                TABLE OF CONTENTS




                                                                                                 Page Number

PART I

ITEM 1.       Description of Business....................................................................3
ITEM 2.       Management's Discussion and Analysis or Plan of Operation.................................11
ITEM 3.       Description of Property...................................................................13
ITEM 4.       Security Ownership of Certain Beneficial Owners and Management............................13
ITEM 5.       Directors and Executive Officers, Promoters and Control Persons...........................14
ITEM 6.       Executive Compensation....................................................................15
ITEM 7.       Certain Relationships and Related Transactions............................................15
ITEM 8.       Description of Securities.................................................................15

PART II

ITEM 1.       Market Price of and Dividends on the Registrant's Common Equity and Related
              Stockholder Matters.......................................................................16
ITEM 2.       Legal Proceedings.........................................................................17
ITEM 3.       Changes in and Disagreements with Accountants.............................................17
ITEM 4.       Recent Sales of Unregistered Securities...................................................17
ITEM 5.       Indemnification of Directors and Officers.................................................17

PART F/S

              Financial Statements......................................................................18

PART III

ITEM 1.       Index to Exhibits.........................................................................23
ITEM 2.       Description of Exhibits...................................................................23

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


                                     PART I

ITEM 1.       DESCRIPTION OF BUSINESS

Reports to Security Holders
---------------------------

     Chartwell International, Inc. (the "Company" or "we") has filed annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K and other information with the Securities and Exchange Commission ("SEC")in Commission File No. 000-27395, and information contained in those reports is incorporated in parts of this Form 10-SB, as noted specifically under the Items listed. The public can obtain copies of these materials by visiting the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330, or by accessing the SEC's website at www.sec.gov. In addition, the Company will make copies available to the public free of charge by contacting the Company at its offices, 1124 Smith Street, Suite 304, W.V. 25301; phone (304) 345-8700. Following the spin off of its assets and operations to Kingsley Capital, a subsidiary created by the Company, and the distribution of that subsidiaries shares to the Company's shareholders as a dividend, as described in the Form 8-K for the Event Dated March 3, 2005, the Company was advised that Kingsley Capital was deemed to be successor for purposes of reporting under the Securities Exchange Act of 1934, and that it needed to resubmit registration of our securities on Form 10-SB for purposes of reporting pursuant to the Securities Exchange Act of 1934. Following the filing of this Form 10-SB, the Company's periodic and current reports will continue to be filed with the SEC through the Electronic Data Gathering and Retrieval ("EDGAR") System, and can be accessed through the SEC website.

Forward Looking Statements
--------------------------

     Except for statements of historical facts, this Form 10-SB contains forward-looking statements involving risks and uncertainties. You can identify these statements by forward-looking words including "believes," "considers," "intends," "expects," "may," "will," "should," "forecast," or "anticipates," or the equivalents of those words or comparable terminology, and by discussions of strategies that involve risks and uncertainties. Forward-looking statements are not guarantees of our future performance or results, and our actual results could differ materially from those anticipated in these forward-looking statements. We wish to caution readers to consider the important factors, among others, that in some cases have affected and in the future could affect our actual results and could cause actual consolidated results for future fiscal years, to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. These factors include without limitation, the ability to obtain capital and other financing in the amounts and times needed, identification and completion of suitable acquisition candidates and businesses in our intended industry focus and the realization of forecasted income and expenses by those businesses, initiatives by competitors, price pressures, changes in the political climate for waste disposal business in different munipalities, and other risk factors listed from time to time in the Company's SEC reports including in particular, the factors and discussions below under the heading "Factors Affecting Future Results".

Overview of Business
--------------------

     Chartwell International, Inc. is a Nevada corporation formed in 1984. Prior to the change in control on March 23, 2005, and the disposition of any remaining assets, liabilities and operations on March 3, 2005, the Company had limited operations and its assets had been written off. The Company now seeks to pursue the waste disposal, transportation and logistics for solid waste disposal business, predominantly concentrating on solid waste from construction debris and general solid waste disposal in key sectors and regions of the United States. With increasing gas prices, increased waste, and limited waste disposal sites, as well as regulatory limitations in key metropolitan areas, the Company believes that it can attract and retain an experienced management team to take advantage of what the Company sees as a shift in current industry practices and modes of transportation, as well as the logistics for solid waste transportation and disposal, including site management. Accordingly, the Company is seeking to integrate rail transportation, including construction and service maintenance of

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rail containers,  waste disposal, disposal site management, and the logistics of vertically integrating each aspect of waste disposal. Currently, the Company is in discussions with other companies in this industry, but has no existing business in the waste industry to date.

Business Strategy
-----------------

     The Company generally intends to pursue an acquisition-based growth strategy and will seek to acquire companies like Rail Waste Holdings, LLC. The Company anticipates that a substantial part of its future growth will come from acquiring additional solid waste collection, transfer and disposal businesses and, therefore, it is expected that additional acquisitions could continue to affect period-to-period comparisons of the Company's operating results. In connection with the Company's growth strategy, and subject to receiving adequate financing, the Company expects to invest in collection vehicles and equipment, including but not limited to rail cars, containers, maintenance of existing equipment, and management information systems, which should enable the Company to expand internally and vertically through acquisitions based on its developing infrastructure and logistics. The Company anticipates that any future business acquisitions will be financed from proceeds of its equity offerings and subsequently through cash from operations, borrowings and debt, the issuance of shares of the Company's Common Stock and/or seller financing.

     The Company's strategy is to focus on key geographical markets where reliance on trucking and limitations on licensed disposal sites are creating economic pressures for alternative solutions, and to develop the logistics and infrastructure, including vertical integration of all aspects of collection, transportation, and disposal, to achieve certain economies of scale and cheaper processes to effectively compete against current industry leaders who either do not have integrated infrastructure, or rely on trucking for transportation and who have limited geographical access for disposal of solid waste.

     The Company has not completed any acquisitions as of this date, and has only entered into a non-binding letter of understanding with Rail Waste Holdings, LLC, under which discussions continue. In order to complete any acquisition, the Company will need to establish its ability to finance the ongoing operations and capital required for execution of its business plan. No assurance can be made that the Company will be successful in either aspect required to successfully execute on its business plan.

                        Factors Affecting Future Results
                        --------------------------------

     Investment in our common stock involves risk. You should carefully consider the risks we describe below. In assessing these risks, you should pay particular attention to the fact that we have not acquired an operating business, and many of the risk factors we discuss will be applicable only if we do complete an acquisition. The following factors may affect our ability to successfully complete an acquisition, and may affect our ability to succeed and execute on our business plan assuming such an acquisition, any of which may also materially affect the results of our operations even assuming successful acquisitions and capital funding.

                    Risks Related to Our Acquisition Strategy
                    -----------------------------------------

     Recent change of control and discontinued prior operations do not give a historical basis upon which to evaluate the Company's current efforts, and the change in strategic direction has certain inherent risks. The Company recently experienced a change of control and discontinued all prior activities. As of March 2005, the Company has had no assets and no operations. In addition, the Company's periodic and current reports filed prior to March 2005 will contain information which have no longer be applicable or relevant to the current and future business operations of the Company.

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

     The Company has changed its business focus and intends to acquire operations unrelated to past activities, and there are no assurances that management will be successful in acquiring a business or integrating the operations successfully, which would impair the value of the Company further. In connection with the recent change of control, the Company has shifted its focus towards the acquisition of an operating business. On April 19, 2005, the Company entered into a letter of understanding with Rail Waste Holdings, LLC ("RWH"), pursuant to which the Company proposes to acquire RWH which has an operating business (the "Initial Proposed Acquisition"). The completion of the Initial Proposed Acquisition is subject to the satisfaction of a number of conditions. Although the acquisition of an operating business is part of the strategic business plan of the Company, there can be no assurance that the acquisition will occur or that the acquisition, if completed, will be successful.

     Current management has no experience in the transportation and disposal of solid waste, and the ability to attract and retain qualified management teams could adversely affect performance and value of the Company. Current management of the Company has no prior experience operating a business like RWH. Therefore the success of the Company will depend largely on the Company's ability to either hire qualified individuals to operate the Company or retain the existing management of RWH as personnel of the Company upon the consummation of the Initial Proposed Acquisition. Although we believe that management of RWH will continue in operations following an acquisition, no assurance can be given that the Company will be able to retain RWH's personnel as its own personnel or attract qualified individuals in the future to manage the Company. The failure of the Company to either retain or attract such personnel will have a material adverse effect on the Company's business and financial condition.

     Integration of proposed acquisitions poses certain risks, and the Company does not currently have historical experience upon which to base an evaluation of the future prospects of success. The Company has only a limited operating history upon which to base an evaluation of its business and its prospects. The disclosures regarding the Company contained in this Form 10-SB must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development. In addition, there can be no assurance that the Company's recently assembled senior management team will be able to manage the Company successfully and implement the Company's operating and growth strategies effectively. The Company's
effective   integration  of  acquired   businesses  into  its  organization  and
operations is and will continue to be important to the Company's growth and future financial performance. A part of the Company's strategy is to achieve economies of scale and operating efficiencies by increasing its size through acquisitions. These goals may not be achieved unless the Company effectively combines the operations of acquired businesses with its existing operations. Because of the Company's limited operating history, there can be no assurance that its recently assembled senior management team will succeed in integrating the Company's future acquisitions. Any difficulties the Company encounters in the integration process could have a material adverse effect on its business, financial condition and results of operations.

     Acceptable acquisition targets may not materialize. The Company expects that a substantial part of its future growth will come from acquiring solid waste collection, transfer and disposal operations. There can be no assurance that the Company will be able to identify suitable acquisition candidates or, if such candidates are identified, to negotiate their acquisition at prices or on terms and conditions favorable to the Company. The Company's failure to implement its acquisition strategy successfully would limit its potential growth.

     The Company may not be able to attract the required capital, through either debt or equity financings, in order to complete strategic acquisitions or make required purchases of capital equipment needed to conduct its operations efficiently, either of which could adversely effect the Company's financial condition and ability to execute on its business plan. The Company anticipates that any future business acquisitions will be financed through cash from

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operations,  borrowings,  the issuance of shares of the  Company's  Common Stock and/or seller financing. If acquisition candidates are unwilling to accept, or the Company is unwilling to issue, shares of the Company's Common Stock as part of the consideration for such acquisitions, the Company may be required to use more of its available cash resources or debt, to the extent it is available, to fund such acquisitions. To the extent that cash from operations and debt are insufficient to fund acquisitions, the Company will require additional equity and/or debt financing, the terms of which may be unfavorable or unavailable. Additionally, growth through the development or acquisition of new landfills, transfer stations and other facilities, as well as the ongoing maintenance of such landfills, transfer stations or other facilities, may require substantial capital expenditures. There can be no assurance that the Company will have sufficient existing capital resources or be able to raise sufficient additional capital resources on terms satisfactory to the Company to meet any or all of the foregoing capital requirements.

           Risks Associate with Operations in the Solid Waste Industry
           -----------------------------------------------------------

     The following factors would be applicable only if we are successful in completing one or more acquisitions of businesses operating in the solid waste industry. We have not yet completed our first acquisition, and there are no assurances that we will be able to conclude current negotiations successfully or obtain required financing to meet the operational needs upon which any acquisition would be conditioned. You should pay particular attention to the foregoing when evaluating these factors.

     Strategic growth through acquisitions is dependent on the Company's ability to internally grow its logistics infrastructure, and there is no historical perspective to validate the Company's belief that it can attain certain gross margins competitively, the failure of which would adversely affect its financial condition. The Company's growth strategy includes (i) expanding through acquisitions, and (ii) generating internal growth of its infrastructure and logistics capabilities. The Company's ability to execute its growth strategy will depend on a number of factors, including the success of existing and emerging competition, the availability of acquisition targets, the ability to maintain profit margins in the face of competitive pressures, the ability to continue to recruit, train and retain qualified employees, the strength of demand for the Company's services and the availability of capital to support its growth.

     Rapid growth could create risks of over leverage or undercapitalization to meet obligations, which could materially impact the Companies financial condition and strategy. If the Company is able to execute its growth strategy, it may experience periods of rapid growth. Such growth, if it occurs, could place a significant strain on the Company's management, operational, financial and other resources. The Company's ability to maintain and manage its growth effectively will require it to expand its management information systems capabilities and its operational and financial systems and controls. Moreover, the Company will need to attract, train, motivate, retain and manage additional senior managers, technical professionals and other employees, as well as integrate accounting and reporting for disclosure controls and compliance with
Section 404 of the Sarbanes-Oxley Act. Any failure to expand the Company's operational and financial systems and controls or to recruit and integrate appropriate personnel at a pace consistent with the Company's revenue growth would have a material adverse effect on the Company's business, financial condition and results of operations.

     Larger competitors may compete with the Company for acquisition targets, making it more difficult for the Company to acquire businesses that fit within its business strategy, or increasing the cost of making such acquisitions, either of which could negatively affect our performance. The Company competes for acquisition candidates with other entities, some of which have greater financial resources than the Company. Increased competition for acquisition candidates may result in fewer acquisition opportunities being available to the Company, as well as less attractive acquisition terms, including increased purchase prices. These circumstances may increase acquisition costs to levels that are beyond the Company's financial capability or pricing parameters or that may have an adverse effect on the Company's results of operations and financial condition. The Company believes that a significant factor in its ability to consummate acquisitions after completion of this offering will be the relative attractiveness of shares of the Company's Common Stock as consideration for potential acquisition candidates. This attractiveness may depend in large part on the relative market price and capital appreciation prospects of the Common Stock compared to the equity securities of the Company's competitors. If the market price of the Company's Common Stock were to decline materially over a prolonged period of time, the Company's acquisition program could be materially adversely affected.

     The solid waste industry is highly competitive, and we will face competition from companies that may be better financed than we are, which could impact our ability to compete for customers and employees. The solid waste services industry is highly competitive and fragmented and requires substantial labor and capital resources. Certain of the markets in which the Company competes or will likely compete are served by one or more large, national solid waste companies, as well as by numerous regional and local solid waste companies of varying sizes and resources, some of which have accumulated substantial goodwill. The Company also competes with counties, municipalities and solid waste districts that maintain their own waste collection and disposal operations. These counties, municipalities and solid waste districts may have financial advantages over the Company, because of their access to user fees and similar charges, tax revenues and tax-exempt financing. Certain of the Company's competitors may also be better capitalized, have greater name recognition or be able to provide services at a lower cost than the Company. The Company's inability to compete with governmental service providers and larger and better capitalized companies could have a material adverse effect on the Company's business, financial condition and results of operations.

     Solid waste disposal is regulated by the various governmental agencies, and changes in legislation or rules and regulations could have a material adverse effect on our operations. The waste management and rail-based transportation industry are subject to extensive and evolving environmental laws and regulations, the enforcement of which has become increasingly stringent in recent years as a result of greater public interest in protecting the environment. Although we do not anticipate or intend to transport or dispose of toxic waste or other hazardous materials, these laws and regulations may still impose substantial costs on the Company and affect the Company's business in other ways that will add unforeseen costs to operations.

     The Company's inability to maintain landfill permits and licenses could adversely affect financial resources or require significant expenditures to comply with the regulations, either of which could materially affect gross margins and cash flow from operations. If the Company implements its strategy for landfill ownership and operation, it will be necessary to obtain and maintain in effect one or more licenses or permits, as well as zoning, environmental and/or other land use approvals. These licenses or permits and approvals are difficult and time- consuming to obtain and renew and are frequently subject to opposition by various elected officials or citizens' groups, whose positions may change in the future in ways that may adversely effect continuing operations or materially affect the cost of operations. The design, operation and closure of landfills are extensively regulated. These regulations include, among others, the regulations ("Subtitle D Regulations") establishing minimum federal requirements adopted by the U.S. Environmental Protection Agency (the "EPA") in October 1991 under Subtitle D of the Resource Conservation and Recovery Act of 1976 ("RCRA"). Failure to comply with these regulations could require the Company to undertake investigatory or remedial activities, to curtail operations or to close a landfill temporarily or permanently. Future changes to these regulations may require the Company to modify, supplement or replace equipment or facilities at costs that may be substantial. The failure of regulatory agencies to enforce these regulations vigorously or consistently may give an advantage to competitors of the Company whose facilities do not comply with the Subtitle D Regulations or their state counterparts. The Company's financial obligations arising from any failure to comply with these regulations could have a material adverse effect on the Company's business, financial condition and results of operations.

     Judicial and administrative proceedings related to our business are routine, and penalties, fines, or remediation orders could materially impact our cash flow or working capital from time-to-time, which would impair our business plan objectives. Companies in the solid waste services business, including our Initial Proposed Acquisition, are frequently subject in the normal course of business to judicial and administrative proceedings involving federal, state or local agencies or citizens' groups. Governmental agencies may seek to impose fines or penalties on the Company or to revoke or deny renewal of the Company's operating permits, franchises or licenses for violations or alleged violations of environmental laws or regulations or require the Company to make expenditures to remediate potential environmental problems relating to waste disposed of or stored by the Company or its predecessors, or resulting from its or its predecessors' transportation and collection operations. The Company may also be subject to actions brought by individuals or community groups in connection with the permitting, franchising or licensing of its operations, any alleged violation of such permits, franchises or licenses or other matters. Any adverse outcome in these proceedings could have a material adverse effect on the Company's business, financial condition and results of operations and may subject the Company to adverse publicity.

     The Company may be subject to liability for any environmental damage that its solid waste facilities may cause, including damage to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater or surface water, and especially drinking water, which could materially impact our cash flow in any given period. The Company's potential liability includes damage resulting from conditions existing prior to the acquisition of such facilities by the Company. The Company may also be subject to liability for any off-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal was arranged by the Company or its predecessors. Any substantial liability for environmental damage incurred by the Company could have a material adverse effect on the Company's business, financial condition and results of operations. Further, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA" or "Superfund"), imposes strict, joint and several liability on the present owners and operators of facilities from which a release of hazardous substances into the environment has occurred, as well as any party that owned or operated the facility at the time of disposal of the hazardous substances, regardless of when the hazardous substance was first detected. CERCLA defines the term "hazardous substances" very broadly to include more than 700 substances that are specified under RCRA, have specific hazardous characteristics defined under RCRA or are regulated under any of several other statutes. Similar liability is imposed on the generators of waste that contains hazardous substances and on hazardous substance transporters that select the treatment, storage or disposal site. All such persons, who are referred to as potentially responsible parties ("PRPs"), generally are jointly and severally liable for the expense of waste site investigation, waste site cleanup costs and natural resource damages, regardless of whether they exercised due care and complied with all relevant laws and regulations. These costs can be very substantial. Furthermore, such liability can be based on the existence of even very small amounts of hazardous substances; unlike most of the other statutes that regulate hazardous substances, CERCLA does not require any minimum volume or concentration of a hazardous substance to be present before imposing liability. It is likely that hazardous substances have in the past come to be located in landfills with which the Company is or will become associated. If any of the Company's sites or operations ever experiences environmental problems, the Company could be subject to substantial liability, which could have a material adverse effect on its business, financial condition and results of operations.

     Our inability to obtain performance or surety bonds, letters of credit or insurance for municipal solid waste services contracts and landfill closure obligations may require other means of financial assurance to secure contractual performance, which could materially affect our potential cash flow and working capital. If the Company in the future were unable to obtain performance or surety bonds or letters of credit in sufficient amounts or at acceptable rates, it could be precluded from entering into additional municipal solid waste services contracts or obtaining or retaining landfill operating permits. Any future difficulty in obtaining insurance could also impair the Company's ability to secure future contracts conditioned on the contractor's having adequate insurance coverage. Accordingly, the failure of the Company to obtain performance or surety bonds, letters of credit or other means of financial assurance or to maintain adequate insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations.

     With respect to each business that the Company acquires, there may be liabilities that the Company cannot insure against, or is unable to discover, which could materially impact our potential cash flow and working capital. Although the Company intends to perform extensive due diligence as part of its acquisition strategy, certain risks, including liabilities arising from noncompliance with environmental laws by prior owners, and for which the Company, as a successor owner, may be legally responsible, may not be apparent. Representations, warranties and indemnities from the sellers of such businesses, if obtained and if legally enforceable, may not cover fully the resulting environmental liabilities, because of their limited scope, amount or duration, the financial limitations of the warrantor or indemnitor or other reasons. Certain environmental liabilities, even though expressly not assumed by the Company, may nonetheless be imposed on the Company under certain legal theories of successor liability, particularly under CERCLA. An uninsured claim against the Company, if successful and of sufficient magnitude, could have a material adverse effect on the Company's business, financial condition and results of operations.

       Factors Related to our Company and the Market for Our Common Stock
       ------------------------------------------------------------------

     The Company is currently controlled by management and the board of directors, and they may be able to control or influence certain corporate actions without approval by other shareholders. As of April 19, 2005, the Company's officers and directors as a group beneficially owned approximately 92.6% of the Company's common stock. As a result, acting together, they may be able to control or substantially influence the outcome of matters requiring approval by the stockholders of the Company, including the election of directors and approval of significant corporate transactions.

     Any future financings and subsequent registration of common stock for resale will result in a significant number of shares of common stock of the Company available for sale, and such sales could depress our common stock price. Further, no assurances can be given that the Company will not issue additional Shares which will have the effect of diluting the equity interest of Investor. Moreover, sales of a substantial number of shares of our common stock in the public market after the proposed acquisition could adversely affect the market price of our common stock and make it more difficult for us to sell shares of our common stock at times and prices that we determine to be appropriate.

     There is a limited public market for our commons stock, and there are no assurances that a market will fully develop or provide liquidity for investors when needed. There is a limited public market for our common stock, and trading prices of our common stock may be volatile. Our common stock is currently traded on the Nasdaq OTC Bulletin Board and trading volume has been low and sporadic. The Company can give no assurance that an active trading market for our common stock will develop, or if one develops, that trading will continue. Accordingly, investors in our common stock may not have immediate liquidity at any given time.

     Our stock is governed by the "penny stock rules", which imposes additional requirements on broker-dealers who make transactions in our stock. SEC rules require a broker-dealer to provide certain information to purchasers of securities traded at less than $5.00, which are not traded on a national securities exchange or quoted on the Nasdaq Stock Market. Since the Nasdaq OTC Bulletin Board is not considered an "exchange," if the trading price of the Company's common stock remains less than $5.00 per share, the Company's common stock will be considered a "penny stock," and trading in the Company's common stock will be subject to the requirements of Rules 15g-9015g-9 under the Securities Exchange Act of 1934 (the "Penny Stock Rules"). The Penny Stock Rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also give bid and offer quotations and broker and salesperson compensation information to the prospective investor orally or in writing before or with the confirmation of the transaction. In addition, the Penny Stock Rules require a broker-dealer to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction before a transaction in a penny stock. These requirements may severely limit the liquidity of securities in the secondary market because few broker-dealers may be likely to undertake these compliance activities. Therefore, unless an exemption is available from the Penny Stock Rules, the disclosure requirements under the Penny Stock Rules may have the effect of reducing trading activity in the Company's common stock, which may make it more difficult for investors to sell.

     The Board of Directors may designate and authorize issuance of preferred shares which could have rights, preferences or privileges in priority to our common stock holders, and which may further dilute common stock holders. The authorized capital of the Company includes 25,000,000 shares of "blank check" Preferred Stock, of which no shares have been issued. The Board of Directors has the authority to issue shares of Preferred Stock and to determine the price, designation, rights, preferences, privileges, restrictions and conditions, including voting and dividend rights, of these shares of Preferred Stock without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. At this time, the Company has no present plans to issue any additional Preferred Stock.

     The Company has never paid any cash dividends on its common stock and may not pay cash dividends in the future. Instead, the Company intends to apply earnings, if any, to the expansion, development and growth of our business. Thus, the liquidity of your investment is dependent upon your ability to sell stock at an acceptable price. The price may go down as well as up and may limit your ability to realize any value from your investment, including the initial purchase price.

     We have only a limited public market for our common stock, which has historically been subject to sporadic fluctuations and inherent stock price volatility. Prior to this filing, there has been a limited public market for the Company's Common Stock, and there can be no assurance that an active trading market will develop or be sustained in the future. The current public price may be determined based on several factors, and may not be indicative of the market price of the common stock after completion of a contemplated offering and acquisition of RWH. The Company believes that period-to-period comparisons of its operating results should not be relied upon as an indication of future performance. Due to a variety of factors, including general economic conditions, government regulatory action, acquisitions, capital expenditures and other costs related to the expansion of operations and services, pricing changes and adverse weather conditions, it is possible that in some future quarter, the Company's operating results may be below the expectations of securities analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected. The price of the Company's Common Stock may be highly volatile and is likely to be affected by the foregoing and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have often been unrelated to the operating performance of companies whose securities are publicly traded. These broad market fluctuations, however, may adversely affect the market price of the publicly traded securities of such companies, including the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been commenced against such company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Litigation could result in substantial costs and divert management's attention and resources, which could have a material adverse effect on the Company's business, financial condition and results of operations. Any adverse determination in any such litigation could also subject the Company to significant liabilities.

     Someone may claim that the Company's disposition of its assets, liabilities and operations to Kingsley Capital and the subsequent distribution of Kingsley Capital common stock to the Chartwell International, Inc. shareholders may have violated Section 5 of the Securities Act of 1933. The distribution of the shares of Kingsley Capital common stock to the shareholders of Chartwell International, Inc., as disclosed in the Form 8-K for the Event Date March 3, 2005, was not registered with the SEC, and the Company's prior management believes that such distribution did not need to be made in compliance with Staff Legal Bulleting #4. Although prior management has taken the position that there was no consideration paid for the shares distributed on a pro-rata basis, someone could take a different position or pursue an action with respect to the transaction. We do not believe that such action is likely, or that such action if pursued would have a material affect on our business or operations.

Employees
---------

     Prior to the distribution to our shareholders of all the shares of Kingsley Capital, as described in Item 8.01 of our Form 8-K for the Event Date March 3, 2005, and the change in control as reported in our Form 8-K for the Event Date March 23, 2005, we had few employees. As of May 31, 2005, the Company had two executive employees. The Company also utilizes temporary employees throughout the year to address business needs and significant fluctuations in administrative needs for accounting, reports and disclosure. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppage. There are no employment contracts, and our executive employees currently serve without compensation. As we complete certain proposed acquisitions, our employee base will grow.

ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
              ---------------------------------------------------------

     We hereby incorporate our Management's Discussion and Analysis contained in
Part II, Item 6 of our Annual Report on Form 10-KSB/A-1 for the year ended July 31, 2004, and Quarterly Reports of 10-QSB/A-1 for the quarters ended October 31, 2004, and January 31, 2005, as further supplemented below.

     We currently have no contractual commitments, and other than nominal business expenses associated with postage, phones, and accounting, our operating expenses consists principally of legal and accounting expenses. Our Chairman and controlling shareholder, Imre Eszenyi, has paid required bills personally, and will seek reimbursement through our policies in the future. These expenses include transfer agent fees, business license fees and audit fees, all of which in the aggregate significantly less than $60,000.

Financial Condition as of April 30, 2005
----------------------------------------

     Effective January 31, 2005, the Company transferred all of its assets, liabilities and operations to Kingsley, its wholly owned subsidiary at that time, and issued a promissory note to Kingsley for $200,000. On March 3, 2005, the Company completed a spin-off of Kingsley by distribution of Kingsley common stock as a dividend to Chartwell shareholders on a pro-rata basis. The Company's only asset at April 30, 2005 is an amount receivable from Kingsley totaling $12,500 related to income tax expenses incurred for periods prior to the transfer of its assets and liabilities to Kingsley. The same amount is included in the Company's current liabilities as a payable due to the taxing authority.

     Stockholders' Equity decreased from $917,356 at July 31, 2004 to a deficit of $690 at April 30, 2005. This decrease is primarily due to: 1) net losses of approximately $206,000, and 2) a charge to accumulated deficit in connection with the discontinuation of operations and transfer of remaining assets and liabilities to Kingsley of approximately $950,000. These decreases were partially off-set by: 1) the issuance of 25,838,433 shares of common stock for $200,000, and 2) an increase of approximately $37,000 in connection with the acquisition and retirement of most of the Series B Preferred shares.

     The Company is currently a development stage company seeking to initiate operations in the solid waste transportation and disposal industry, principally through acquisitions. With increasing gas prices, increased waste, and limited waste disposal sites, as well as regulatory limitations in key metropolitan areas, the Company believes that it can attract and retain an experienced management team to take advantage of what the Company sees as a shift in current industry practices and modes of transportation, as well as the logistics for solid waste transportation and disposal, including site management. Accordingly, the Company is seeking to integrate rail transportation, including construction and service maintenance of rail containers, waste disposal, disposal site management, and the logistics of vertically integrating each aspect of waste disposal. Currently, the Company is in discussions with other companies in this industry, but has no existing business in the waste industry to date.

         Business Strategy
         -----------------

     The Company generally intends to pursue an acquisition-based growth strategy and will seek to acquire companies like Rail Waste Holdings, LLC. The Company anticipates that a substantial part of its future growth will come from acquiring additional solid waste collection, transfer and disposal businesses and, therefore, it is expected that additional acquisitions could continue to affect period-to-period comparisons of the Company's operating results. In connection with the Company's growth strategy, and subject to receiving adequate financing, the Company expects to invest in collection vehicles and equipment, including but not limited to rail cars, containers, maintenance of existing equipment, and management information systems, which should enable the Company to expand internally and vertically through acquisitions based on its developing infrastructure and logistics. The Company anticipates that any future business acquisitions will be financed from proceeds of its equity offerings and subsequently through cash from operations, borrowings and debt, the issuance of shares of the Company's Common Stock and/or seller financing.

     The Company's strategy is to focus on key geographical markets where reliance on trucking and limitations on licensed disposal sites are creating economic pressures for alternative solutions, and to develop the logistics and infrastructure, including vertical integration of all aspects of collection, transportation, and disposal, to achieve certain economies of scale and cheaper processes to effectively compete against current industry leaders who either do not have integrated infrastructure, or rely on trucking for transportation and who have limited geographical access for disposal of solid waste.

     The Company has not completed any acquisitions as of this date, and has only entered into a non-binding letter of understanding with Rail Waste Holdings, LLC, under which discussions continue. There are currently no definitive agreements or understandings with respect to such acquisition, other than the Letter of Understanding. In order to complete any acquisition, the Company will need to establish its ability to finance the ongoing operations and capital required for execution of its business plan. No assurance can be made that the Company will be successful in either aspect required to successfully execute on its business plan.

         Results of Operations
         ---------------------

     Net losses for the three months and nine months ended April 30, 2005 were $23,983 and $205,848, respectively, compared to $103,351 and $149,247 for the same periods of the prior year. Substantially all of these losses were from discontinued operations. For the three months and nine months ended April 30, 2005, only one and seven months of operations from the discontinued operations were included, respectively, due to the pro rata dividend of Kingsley common stock to Chartwell Investors effective March 3, 2005. As of June 13, 2005, the Company has no capital commitments, and has no off balance sheet items.

         Liquidity and Capital Resources
         -------------------------------

     As a development stage company, there are currently limited operations, principally directed at structuring an acquisition and initiating operations in the solid waste transportation and disposal industry. We currently have no contractual commitments, and other than nominal business expenses associated with postage, phones, transfer agent and accounting, our operating expenses consists principally of legal and accounting expenses associated with our reporting obligations, and associated with our efforts to acquire an operating entity. Our Chairman and controlling shareholder, Mr. Imre Eszenyi, has paid required bills personally, and will seek reimbursement through our policies in the future, subject to approval by the Board of Directors. These expenses include transfer agent fees, business license fees and audit fees, all of which in the aggregate are significantly less than $60,000.

     With respect to liquidity and capital resources, management believes that it will be able to generate sufficient revenue or raise sufficient amounts of working capital through debt or equity offerings, as may be required to meet the Company's short-term and long-term obligations. In order to execute on our business strategy, we will require additional working capital, commensurate with the operational needs of the target companies we may pursue. Such working capital will most likely be obtained through equity financings until such time as acquired operations are integrated and producing revenue in excess of operating expenses. There are no assurances that we will be able to raise the required working capital on terms favorable, or that such working capital will be available on any terms when needed. Similarly, we must complete our first acquisition in due course in order to maintain our momentum and execute on our business plan.

     As of the date of this Form 10-SB, we have no obligations with related parties, other than reimbursement of expenses to our Chairman and controlling officer as described above, and we are current on all of our operating expenses. There are no off balance sheet items, and all transactions are in U.S. dollars, and we are not subject to currency fluctuations or similar market risks.

     As of the date of this Form 10-SB, we have no obligations with related parties, and we are current on all of our operating expenses.

ITEM 3.       DESCRIPTION OF PROPERTIES
              -------------------------

     The Company currently uses office space of a business located at 1124 Smith Street, Suite 304, Charleston, W.V. 25301. The office building is owned by a relative of our Chairman and Vice President, Mr. Imre Eszenyi, and the Company does not currently pay rent for the use of the space or administrative personnel located there. We anticipate acquiring office leases for general operations and administrative functions in the future, as we execute on our business plan.

ITEM 4.       SECURITY OWENRSHIP OF CERTAIN BENEFICIAL OWNERS
              AND MANAGEMENT
              -----------------------------------------------

     The following table sets forth, as of May 31, 2005, the number and percentage of outstanding shares of our common stock owned by (i) each person known to us to beneficially own more than 5% of our outstanding common stock,
(ii) each director, (iii) each named executive officer, and (iv) all executive officers and directors as a group. Share ownership is deemed to include all shares that may be acquired through the exercise or conversion of any other security immediately or within the next sixty days. Such shares that may be so acquired are also deemed outstanding for purposes of calculating the percentage of ownership for that individual or any group of which that individual is a member. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown.

                                                  No. of Shares
Name                                              Common Stock           Percent
----                                              ------------           -------
Janice A. Jones, Ph.D.                            1,302,322(1)             2.6%
333 S. Allison Parkway, Suite 100
Lakewood, CO 80226

Imre Eszenyi                                      43,000,000               86%
No. 7 Inverness Gardens
London W8 4RN
United Kingdom

Charles Srebnik                                    1,000,000               2%
3 Mary Ann Lane
New City, NY 10956

David Adams                                        1,000,000               2%
1331 Garden Highway, Suite 300
Sacramento, CA  95833

All directors and executive officers as a group   46,302,332              92.6%
(4 persons)

(1) Includes 800,100 shares held in trust for Dr. Jones' children and 100,000 shares owned by Dr. Jones' husband, which Dr. Jones disclaims beneficial ownership. Also, includes 151,321 shares owned by Bellaire Group LLC, which is under control of Dr. Jones.


ITEM 5.       DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS
              AND CONTROL PERSONS
              -------------------------------------------

     The following table sets forth certain information for each officer and director of the Company as of the date of this Form 10-SB.

Name                            Age      Position                          Since
----                            ---      --------                          -----
Imre Eszenyi                    37       Chairperson; V.P.                  2005
Charles Srebnik                 71       Director                           2005
David Adams                     47       Director, Secretary                2005
Janice A. Jones, Ph.D.          56       Director, Chief Executive          1990
                                         Officer and Treasurer

     Pursuant to our Certificate of Incorporation and By-Laws, the members of our Board of Directors serve for one-year terms. There are no family relationships by and between any members of our management or our board of directors. The number of directors range from three to seven. The board has fixed the number of directors at four, but is actively seeking additional independent directors.

     The following describes the background and experience of each executive officer and director.

     Mr. Imre Eszenyi, CFA, is founder and Managing Partner of Orchestra Finance L.L.P., a London-based independent investment firm. Mr. Eszenyi joined the Board of the Company in 2005, and currently serves as a Vice President and Chairman of the Board. Previously, he has gained extensive experience in structuring and execution of capital markets and private equity transactions globally. He served in various senior capacities at UBS Warburg in the Private Equity Group, Credit Suisse First Boston and Bankers Trust. Most recently, Mr. Eszenyi was involved in providing financing for fast developing publicly-listed companies, including ThermoGenesis Corp. ("KOOL"), FX Energy, Inc. ("FXEN") and Telkonet, Inc. ("TKO"). Mr. Eszenyi received an M.B.A. from Ohio University, where he was sponsored by the George Soros Foundation, and attended the Janus Pannonius University of Economics. He is a Chartered Financial Analyst and is a member of the Association for Investment Management and Research.

     Charles Srebnik has been engaged in the Investment Banking industry for more than four decades. Between 1975 and 1980, he served as the Director of Special Situations in the Corporate Finance Department of D.H. Blair & Co., Inc. In 1981 he co-founded Genetic Engineering, Inc. (a biotechnology company) and served as its Chairman of the Board of Directors and President. He served until the company was acquired by Miller Diversified Corporation in 1992. In 1993, he was elected Chairman of the Rockland Bioscience Park Corporation. He is a life member of the World Simmental Federation and a member of the Holstein Association. He is currently an independent financial consultant and was a contractor to the Resolution Trust Corporation as well as managing a privately held family fund.

     David Adams joined the Board of Directors in April 2005, and also serves as Corporate Secretary. He is a shareholder of the law firm of Bartel Eng & Schroder representing public and private corporations in the areas of intellectual property, corporate finance, mergers and acquisition, and regulatory matters. From November 1996 to 2000, he served as General Counsel and V.P of Business Development for ThermoGenesis Corp. ("KOOL"). Mr. Adams received his Bachelor of Arts Degree in Psychology, with High Distinction, from the

University of Colorado, Colorado Springs in 1984, and his Juris Doctorate, with Distinction, from the University of the Pacific, McGeorge School of Law in 1988.

     Janice A. Jones, Ph.D., has been our Director since inception and Chief Executive Officer and Treasurer since August 1990. Her positions with the Company and College Partnership, Inc. ("CPI") have been her full time occupation from 1990 to 2005. She is also a director and Corporate Secretary of College Partnership, a publicly held company registered under the Securities Exchange Act of 1934, and President and a director of National College Recruiting
Association, Inc. In 1979, she formed The Chartwell Group, Inc., an investment banking and financial relations firm that served emerging growth companies and is currently dormant. Dr. Jones received a Ph.D in Social Sciences from Yeshiva University in 1980, a Masters degree in 1976 in Social Sciences from Yeshiva University, and a Bachelor of Arts degree from Hunter College in 1973. She received the Hunter College Hall of Fame Award in 1986. She devotes substantially all of her business time to CPI and our business activities.

ITEM 6.       EXECUTIVE COMPENSATION
              ----------------------

     We hereby incorporate by reference Item 10 - Executive Compensation of our Annual Reports on Form 10-KSB/A-1 for the years ended July 31, 2004, and July 31, 2003, as further supplemented below.

     There are no existing contracts or arrangements with management or other employees, and we do not currently pay any remuneration to our executive officers or our board members. The employment agreement with Dr. Jones was cancelled by mutual agreement on March 23, 2005. The Company does not have any employee option plans or equity incentive plans, and any proposed equity plans that may be adopted in the future after proposed acquisitions will be submitted to the shareholders for approval.

ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
              ----------------------------------------------

     We hereby incorporate by reference Item 12 - Certain Relationships and Related Transactions of our Annual Reports on Form 10-KSB/A-1 for the years ended July 31, 2004, and July 31, 2003, and current reports on Form 8-K and Form 8-K/A for the event on March 23, 2005, as further supplemented below.

     We currently use administrative personnel and have office space at 1124 Smith Street, Suite 304, in Charleston, West Virginia, which is the business address of the Company's Chairman and Vice President, Mr. Imre Eszenyi's father-in-law. We do not pay rent or other expenses associated with our use of the space at this time, and we do not contemplate entering into any long-term arrangement for the use of such space.

     Mr. Eszenyi, our Chairman, has paid certain operating expenses such as audit fees, business license fees, and transfer agent fees from his personal funds, which may be reimbursed by the Company in the future pursuant to the Company's policies on business expenses. Although the amounts paid in the aggregate are significantly less than $60,000, the Board of Directors reviewed and evaluated the personal undertakings and approved of the payments on the Company's behalf.

ITEM 8.    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED
           -------------------------------------------------------

     The following description as a summary of the material terms of the provisions of our Articles of Incorporation and Bylaws and is qualified in its entirety.

Common Stock
------------

     There are currently 50,000,000 shares of the Company's common stock outstanding. The Company has no other securities outstanding. On April 11, 2005, the Board of Directors and Stockholders owning a majority of the outstanding shares of common stock of the Company approved the amendment to the Company's

Certificate of Incorporation to (a) increase the number of authorized shares of common stock from 50,000,000 to 100,000,000 shares and (b) effect a 1-for-10 reverse stock split with fractional shares to be rounded up to the next whole share. The Company will file the Amended and Restated Articles of Incorporation to effect the change 20 days after its definitive Information Statement is mailed to the Stockholders. After the amendment, we will be authorized to issue 100,000,000 shares of common stock, par value $0.001.

     Each share of our common stock entitles the stockholder to one vote, either in person or by proxy, at meetings of the stockholders. The stockholders are not permitted to vote their shares cumulatively. Accordingly, the stockholders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. The vote of the stockholders of a majority of the issued and outstanding shares of common stock is sufficient to make certain fundamental corporate changes such as liquidation, reorganization, merger or an amendment to our Articles of Incorporation and to authorize, affirm, ratify or consent to these acts or action, subject to the provisions of Nevada law.

     Stockholders of our common stock have no pre-emptive rights. Upon our liquidation, dissolution or winding up, the stockholders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation or our Bylaws that would prevent or delay change in our control.

Preferred Stock
---------------

     The amendment will not change the number of authorized shares of Preferred Stock that may be issued. Our Articles of Incorporation authorize 25,000,000 shares of preferred stock, par value $0.001, to be issued. As of April 13, 2005, there were no shares of Preferred Stock outstanding. The Board of Directors may designate the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of Preferred Stock.

Dividend Policy
---------------

     Stockholders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our Board of Directors out of funds legally available. We have not paid any cash dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS
              ------------------------------------------------------------------

     The Company's common stock, $0.001 par value, is quoted on the Over the Counter Bulletin Board under the symbol CWII. The following table sets forth the range of high and low bid prices for the Company's common stock for the past two fiscal years as reported. Quotations reflect inter-dealer prices without retail markup markdown or commission and may not represent actual transactions. The ranges listed represent actual transactions, without adjustment for retail markups, markdowns or commissions, as reported.


Fiscal 2003                               High    Low
----------------------------------------- ------- -------

First Quarter (October 31, 2002)          $.15    $.04
Second Quarter (January 31, 2003)         $.45    $.02
Third Quarter (April 30, 2003)            $.25    $.07
Fourth Quarter (July 31, 2003)            $.25    $.03


Fiscal 2004                               High    Low        Fiscal 2005                            High    Low
----------------------------------------- ------- -------    -------------------------------------- ------- -------

First Quarter (October 31, 2003)          $.08    $.04       First Quarter (October 31, 2004)       $.05    $.03
Second Quarter (January 31, 2004)         $.09    $.03       Second Quarter (January 31)            $.05    $.03
Third Quarter (April 30, 2004)            $.09    $.04       Third Quarter (April 30)               $.38    $.03
Fourth Quarter (July 31, 2004)            $.11    $.05

     The closing price for our common stock on June 2, 2005 was $0.30.

     As of April 13, 2005, there were 50,000,000 shares of common stock issued and outstanding held by 340 stockholders of record (not including street name holders).

     On March 18, 2005, the Company issued all the shares of Kingsley Capital to Chartwell International, Inc. shareholders as a dividend, as more fully described in the two Form 8-Ks for the Event Dated March 3, 2005, Item 8.01, the contents of which are hereby incorporated by reference.

ITEM 2.       LEGAL PROCEEDINGS
              -----------------

     The  Company  and  its  property  are  not a  party  to any  pending  legal proceedings. In the normal course of operations, the Company may have disagreements or disputes which may be seen by the Company's management as a normal part of business. There are no pending actions nor any threatened actions that management believes would have a significant material impact on the Company's financial position, results of operations or cash flows.

ITEM 3.       CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
              ---------------------------------------------

     None.

ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES
              ---------------------------------------

     The information required by this Item is included in Item 3.02, of our Form 8-K for the Event Date March 23, 2005, and is hereby incorporated by reference from our Form 8-K and Form 8-K/A.

ITEM 5.      INDEMNIFICATION OF DIRECTORS AND OFFICERS
             -----------------------------------------

     The Company is incorporated in Nevada. Under Section 78.7502 of the Nevada Revised Statutes, a Nevada corporation has the power to indemnify its directors, officers, employees and agents from expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, in which such person is involved by reason of the fact such person were or are directors, officers, employees or agents of the Company, provided that such person acted in good faith and in a manner that such person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. Such person may not be indemnified if the person has been adjudged liable to the corporation in the performance of such person's duties to the corporation, unless the court in which such action or suit was brought or another court of competent jurisdiction, after exhaustion of all appeals therefrom, except for when a judgment of ouster is rendered, violation of Nevada securities laws, or unauthorized use or investment of the Company's funds, determines that, in view of the circumstances of the case, such person is fairly and reasonably entitled to indemnity. To the extent that such person has been successful on the merits or otherwise in defense of any proceeding, the Nevada Revised Statutes of the State of Nevada provides that such person shall be indemnified against expenses (including attorney's fees) reasonably and actually incurred. The Articles of Incorporation and the By-laws of the Company provide for indemnification of directors and officers to the fullest extent permitted by the Nevada Revised Statutes of the State of Nevada.

     The Section 78.138 provides that the individual liability of a director to the corporation or its stockholders for damages for any act or failure to act in his capacity as a director or officer unless it is proven that he breached his fiduciary duties and the breach of those duties involved international misconduct, fraud, or knowing violation of the law.

     We have indemnification agreements with our officers and directors to indemnify and provide advanced legal expenses as permitted by applicable law, our Articles of Incorporation and Bylaws. Under the agreements, we will not indemnify or provide advance payments (i) for a violation of Section 16 of the Securities Exchange Act, (ii) in connection with an officer's or director's takeover attempt, or (iii) any other action where indemnification is not permitted by law.

PART F/S

     Our financial statements, filed as Part II, Item 7 on our Form 10-KSB/A-1 for the year ended July 31, 2004, and our financial statements filed as Part I,
Item 1 on our Form 10-QSB/A-1 for the quarters ended October 31, 2004, and January 31, 2005, are incorporated herein by this reference.

     The following are the Company's unaudited financial statements for the quarter ending April 30, 2005:

          Condensed  Consolidated  Balance  Sheets as of April 30, 2005 and July
               31, 2004;

          Condensed  Consolidated  Statements  of  Operations  for the Three and
               Nine-Month Periods Ended April 30, 2005 and 2004;

          Condensed  Consolidated  Statements  of Cash  Flows  for the Three and
               Nine-Month Periods Ended April 30, 2005 and 2004; and

          Notes to Condensed Consolidated Financial Statements.



                                        CHARTWELL INTERNATIONAL, INC.
                                    CONDENSED CONSOLIDATED BALANCE SHEETS
                                         A Development Stage Company

ASSETS:                                                            April 30, 2005            July 31, 2004
                                                                ---------------------    --------------------
                                                                    (Unaudited)
Current Assets:
                                                                $      -                     $4,178
     Cash                                                              -                        812
     Trade credits and related receivable                       ---------------------    --------------------
                                  Total current assets:                -                      4,990


Investment in real estate                                              -                  1,269,981
Recruiting systems and publishing rights, net                          -                    956,786
Receivables from related parties                                       -                     14,489
Other assets, net                                                     12,500                  8,000
                                                                ---------------------    --------------------
TOTAL ASSETS                                                     $    12,500             $2,254,246
                                                                =====================    ====================

LIABILITIES AND STOCKHOLDERS'
Current Liabilities:
     Bank loan payable                                                 -                     10,000
     Accounts payable and accrued expenses                            13,190                178,224
                                                                ---------------------   ---------------------
                                  Total current liabilities:          13,190                188,224

Long-term Debt:
     Due to related parties                                            -                    528,666
     Other notes payable                                               -                    620,000
                                                                ---------------------   ---------------------
                                  Total liabilities                   13,190              1,336,890

Stockholders' Equity:
     Preferred Series B Stock (preferable in liquidation to
       other classes of stock)                                        -                     300,000
     Preferred Series A Stock (preferable to common stock
       and equal to Preferred Series C Stock in liquidation)          -                         600
     Preferred Series C Stock (preferable to common stock
       and equal to Preferred Series A Stock in liquidation)          -                     506,120
     Common stock; $.001 par value; 50,000,000 shares
       authorized; 50,000,000 and 21,486,720 shares issued and
       outstanding, respectively.                                    50,000                  21,487
     Additional paid-in capital                                  12,978,933              12,256,661
     Treasury stock at cost (68,850 shares)                           -                      (6,885)
     Accumulated deficit (including $690 accumulated
       during the development stage)                            (13,029,623)            (12,160,627)
                                                                ---------------------   ---------------------
                                  Total stockholders' equity           (690)                917,356
                                                                ---------------------   ---------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      $    12,500               2,254,246
                                                                =====================   =====================

               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                          CHARTWELL INTERNATIONAL, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                           A Development Stage Company
                                   (Unaudited)


                                                                                                                  Cumulative from
                                                                                                                   March 3, 2005,
                                                 For the Three Months ended         For the Nine Months ended      inception, to
                                                         April 30,                           April  30,               April 30,

                                                      2005           2004               2005          2004                2005
                                          -----------------------------------------------------------------------------------------
                                               (Unaudited)       (Unaudited)      (Unaudited)     (Unaudited)        (Unaudited)
OPERATING EXPENSES:

    General and administrative                        690                 -              690               -                690
                                               ----------        -----------      -----------     -----------         ----------
                     Total operating expenses         690                 -              690               -                690

Net (loss) before discontinued operations            (690)                -             (690)              -               (690)
                                               -----------       -----------      -----------     -----------         ----------
Discontinued operations                           (23,293)         (103,351)        (205,158)      (149,247)                  -
                                               -----------       -----------      -----------     -----------         ----------
Net (loss)                                     $  (23,983)       $ (103,351)      $ (205,848)     $(149,247)          $    (690)
                                               ===========       ===========      ===========     ==========          ==========

(Loss) per common share before discontinued
operations (basic and diluted)                 $        -        $        -       $        -      $       -           $       -
                                               ===========       ===========      ===========    ===========          ==========
(Loss) per common share on discontinued
  operations (basic and diluted)               $        -        $        -       $    (0.01)       $ (0.01)          $       -
                                               ============      ===========      ===========    ===========          ==========
(Loss) per common share (basic and
diluted)                                       $        -        $        -       $    (0.01)       $ (0.01)          $       -
                                               ============      ===========      ===========    ===========         ===========
   Average common shares outstanding            38,387,221       21,486,720       26,966,407     21,486,720          45,620,605
                                               ============      ===========      ===========    ===========         ===========

               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


                                       CHARTWELL INTERNATIONAL, INC.
                              CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                        A Development Stage Company
                                                (Unaudited)

                                                                                                                Cumulative from
                                                       For the Three Months           For the Nine Months       March 3, 2005,
                                                               Ended                         Ended              inception, to
                                                             April 30,                     April 30,               April 30,
                                                     --------------------------    --------------------------    -----------
                                                        2005           2004           2005           2004           2005
                                                     -----------    -----------    -----------    -----------    -----------
                                                     (Unaudited)    (Unaudited)    (Unaudited)    (Unaudited)    (Unaudited)
Cash Flows from Operating Activities
          Net income (loss)                          $ (23,983)     $ (103,351)     $(205,848)     $(149,247)          (690)
          Adjustments:
                  Discontinued operations               22,590         102,793        227,375        143,117              -
                  Cash transferred in
                  spin-out                              (1,395)                        (1,395)                            -
          Changes in operating assets and liabilities
                  Accounts payable and accrued
                  expenses                                 690               -            690              -            690
                                                     ----------     -----------    -----------    -----------     ----------
                            Net cash used in
                            operating activities        (2,098)           (558)        20,822         (6,130)             -

Cash Flows from Investing Activities
          Purchased Series B Preferred Shares                -               -        (25,000)             -              -
                            Net cash used in         ----------     -----------    -----------    -----------     -----------
                            investing activities             -               -        (25,000)             -              -

Cash Flows from Financing Activities
          Proceeds from issuance of common stock       200,000                        200,000                       200,000
          Payment on promissory note                  (200,000)              -       (200,000)             -       (200,000)
                                                     ----------    ------------    -----------    -----------     ------------
                            Net cash provided by
                            financing activities             -               -              -              -              -

Net increase (decrease) in cash                         (2,098)           (558)        (4,178)        (6,130)             -

Cash at beginning of period                              2,098           1,893          4,178          7,465              -
                                                     ----------    ------------    -----------   -------------   -------------
Cash at end of period                                $       -     $     1,335     $        -    $     1,335     $        -

Supplemental Cash Flow information
          Cash paid for interest                     $   6,717     $    18,717     $   47,019    $    54,717     $        -
                                                     ==========    ============    ===========   =============   =============

During the nine months ended April 30, 2005, the Company reported the following non-cash transactions:

The Company transferred all its assets, liabilities and operations to its then wholly-owned subsidiary, Kingsley Capital, Inc. and effected a spin-off of the subsidiary March 3, 2005.

The Company retired 68,850 shares of treasury stock.

600,000 shares of Preferred Series A Stock were converted to 2,400,000 shares of Common Stock.

5,000 shares of Preferred Series B Stock were converted to 20,000 shares of Common Stock.

50,612 shares of Preferred Series C Stock were converted to 234,848 shares of Common Stock.

The Company received 1,940,718 shares of CPI stock for royalty fees of $11,000, prepayment of royalty fees totaling $100,000 and net receivables $83,042.

               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                          CHARTWELL INTERNATIONAL, INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
         FOR THE QUARTERS AND NINE MONTHS ENDED APRIL 30, 2005 AND 2004

NOTE 1.  UNAUDITED, INTERIM INFORMATION:

     Chartwell International, Inc. ("Chartwell" or the "Company") is a Nevada corporation formed in 1984. The Company's mineral claims were written off, and the Company had nominal operations, principally overseeing its investment in College Partnership, Inc. ("CPI"). Costs of maintaining the corporation exceeded income on a regular basis, and the board determined that orderly liquidation of its assets would best serve the shareholders. In January 2005, the Company transferred its real estate, mineral claims, assets and liabilities to its wholly owned subsidiary, Kingsley Capital, Inc. ("Kingsley"), and distributed all of the shares of Kingsley common stock to Chartwell shareholders as a dividend, on a pro rata basis, effective March 3, 2005, with the express intent that Kingsley will remain private and not be a public company or seek to develop a market for its shares. Also, effective January 31, 2005, in consideration of part of the assumption of outstanding debt of the Company, Kingsley was issued a $200,000 promissory note by the Company. This note was paid from the proceeds received from the issuance of common stock resulting in the change in control. The total assets and total liabilities of the Company transferred to Kingsley were approximately $2,230,000 and $1,280,000 at March 3, 2005, respectively. Total assets and liabilities of the Company were $2,254,246 and $1,336,890 at July 31, 2004.

     Thereafter, on March 23, 2005, the Company issued 25,838,433 shares of its common stock to Imre Eszenyi in a private transaction for $200,000, which proceeds were used to pay off the promissory note to Kingsley Capital. The prior board members, with the exception of Dr. Janice Jones, resigned, and new board members were appointed. The Company has, since the discontinuation of the prior minimal activity, changed its focus and strategic direction and is pursuing operations in the solid waste management industry. As the predecessor to reporting and operations, Chartwell filed a Form 10-SB with the Securities and Exchange Commission ("SEC") on June 3, 2005, and began reporting separately under SEC File No. 000-51342.

     The Company has limited assets, liabilities and operations as of June 13, 2005, and most of its activities are directed at acquiring Rail Waste Holdings, LLC ("RWH") and initiating operations in the solid waste transportation and disposal industry in certain key markets in the Northeast, initially. Accordingly, the Company is a development stage company at this time, as it seeks to begin operations in the waste disposal, transportation and logistics for solid waste disposal business, predominantly concentrating on solid waste from construction debris and general solid waste disposal in key sectors and regions of the United States. The Company generally intends to pursue an acquisition-based growth strategy and is currently in discussions with other companies in this industry, but has no existing business in the waste industry to date.

     Chartwell International, Inc. and its subsidiaries prepare and report financial results using a fiscal year ending July 31. As of March 3, 2005, the Company has no subsidiaries. This Form 10-QSB includes the consolidated financial statements of the Company. The Company's predecessor consolidated financial statements included in this Form 10-QSB for the interim periods ended April 30, 2005 and 2004, include all normal recurring adjustments which, in the opinion of management, are necessary for a fair statement of the results of operations, financial position, and cash flows as of the dates and for the periods presented. The Company's operating results for the three and nine months ended April 30, 2005 and 2004 are not indicative of the result that may be expected for the fiscal year ending July 31, 2005, due to the discontinuation of prior activity and transfer or its assets and liabilities, the change in control and new direction the Company is taking.

     The  Notes  to  the  Consolidated  Financial  Statements  included  in  the
Company's July 31, 2004 annual report on Form 10-KSB/A-1 should be read in conjunction with these consolidated financial statements. Similarly, the Company's Form 10-SB should also be read in conjunction with this report.

NOTE 2.    PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Chartwell International, Inc. and approximately seven months of operations of its prior wholly owned subsidiaries, National College Recruiting Association, Inc. ("NCRA"), through which it licensed marketing and publishing rights to CPI, and Kingsley to which it transferred all of its assets. Intercompany accounts and transactions have been eliminated.

                                    PART III

ITEM 1.       INDEX TO EXHIBITS

     We hereby incorporate by reference Part IV, Item 13 - Exhibits of our Annual Report on Form 10-KSB/A-1 for the year ended July 31, 2004, and our current report on Form 8-K/A for the event on March 23, 2005, as further supplemented below.

     23.1 Consent of Ronald R. Chadwick, P.C., Independent Registered Public Accounting Firm. (1)

(1) Incorporated by reference to the Company's Form 10-SB filed on June 3, 2005 (File Number 000-51342)

ITEM 2.       DESCRIPTION OF EXHIBITS

     We hereby incorporate by reference Part IV, Item 13 - Exhibits of our Annual Report on Form 10-KSB/A-1 for the year ended July 31, 2004, and our current report on Form 8-K/A for the event on March 23, 2005.

                                   SIGNATURES

     Pursuant to the requirements of Sect ion 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    CHARTWELL INTERNATIONAL, INC.


                                       /s/ Janice A. Jones
Date:June 13, 2005                  By:--------------------------
                                    Janice A. Jones,
                                    Chief Executive Officer
                                    and Chief Financial Officer
                                    (Principal Executive and Financial Officer)